EXHIBIT 99.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Regency GP LLC:
      We have audited the accompanying balance sheet of Regency GP LP (the “General Partner”) as of December 31, 2005. This financial statement is the responsibility of the General Partner’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The General Partner is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the General Partner’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the General Partner as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Dallas, Texas
March 30, 2006

Regency GP LP
Balance Sheet as of December 31, 2005

December 31, 2005

Assets
Cash	$980.00
Investment in Regency Energy Partners LP	20.00

Total assets	1,000.00

Partners’ Equity
Limited partner’s equity	$999.99
General partner’s equity	.01

Total partners’ equity	$1,000.00

Regency GP LP
Notes to Balance Sheet
December 31, 2005
      Regency GP LP (the “GP”), is a Delaware limited partnership formed on September 8, 2005, to become the general partner of Regency Energy Partners LP. The GP is an indirect wholly owned subsidiary of Regency Acquisition LP. The GP owns a 2% general partner interest in Regency Energy Partners LP.
      Regency Energy Partners LP (the “Partnership”), is a Delaware limited partnership formed on September 8, 2005, to acquire all of the member interest of Regency Gas Services LLC. The Partnership is engaged in gathering, processing, marketing, and transporting natural gas and natural gas liquids.
      Initial Public Offering — On September 15, 2005, a Registration Statement on Form S-1 (File No. 333-128332) was filed with the United States Securities and Exchange Commission (the “SEC”) relating to a proposed underwritten initial public offering (IPO) of limited partnership interests in Regency Energy Partners LP. On January 30, 2006, the Partnership priced 13,750,000 common units, representing a 35.3% limited partner interest in the Partnership, for the initial public offering and on January 31, 2006 the Partnership’s common units began trading on the NASDAQ National Market under the symbol “RGNC.” On February 3, 2006, the Partnership closed its initial public offering of 13,750,000 common units at a price of $20.00 per unit. Total proceeds from the sale of the units were $275 million, before offering costs and underwriting commissions.
      The assets of Regency Gas Services LLC were contributed to the Partnership by Regency Acquisition LP (“Acquisition”) in exchange for 19,103,896 subordinated units representing a 49% limited partner interest in the Partnership; 5,353,896 common units representing a 13.7% limited partner interest in the Partnership; a 2% general partner interest in the Partnership; incentive distribution rights; and the right to receive reimbursement of approximately $196 million of capital expenditures comprising most of the initial investment by HM Capital Partners LLC (HM Capital) in Regency Gas Services LLC. Concurrent with the closing of the IPO, Regency Gas Services LLC was converted to a limited partnership.
      The proceeds of the Partnership’s initial public offering were used to: distribute approximately $196 million to HMTF Regency LP (“the Parent”) for reimbursement of capital expenditures and to replenish $48 million of working capital assets which were distributed to HM Capital immediately prior to the IPO; pay $9 million to an affiliate of the Parent to terminate a management services contract; and pay $22 million of underwriting commissions, structuring fees and other offering costs.
      On March 8, 2006, the Partnership closed the sale of an additional 1,400,000 common units at a price of $20 per unit as the underwriters exercised a portion of their over allotment option. The net proceeds from the sale were used by us to redeem an equivalent number of common units held by Regency Acquisition LP for the benefit of the HM Capital Investors, reducing their partner interest to 61.1%.
      Omnibus Agreement — Upon the closing of the Partnership’s IPO, the Partnership entered into an omnibus agreement with Acquisition in which Acquisition indemnifies the Partnership against certain environmental and related liabilities arising out of or associated with the operation of the assets preceding the IPO closing date. The environmental liability indemnification is limited to $8.6 million with a deductible of $250,000 and terminates after three years. In addition, the omnibus agreement indemnifies the Partnership against certain defects in the easement rights or fee ownership interests in and to the lands on which any assets contributed to it are located, and failure to obtain certain consents and permits necessary to conduct the business that arise within two years. Further, the omnibus agreement indemnifies the Partnership against certain income tax liabilities attributable to the operation of the contributed assets prior to the closing of the IPO.